Exhibit 99.11

ZenaTech to Highlight Progress on Drone as a Service and US Defense Business at Multiple Upcoming Investor Conferences

Vancouver, British Columbia, (September 04, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the company’s participation in multiple upcoming investor conferences across the US and a European roadshow over the next two months. These events feature a combination of presentation opportunities and engagement in one-on-one meetings with key institutional investors, fund managers and family offices. Company executives will highlight the latest developments and progress regarding the company’s Drone as a Service business roll out, commercial drone solution developments, and its US defense business advancements.

H.C. Wainwright 27th Annual Global Investment Conference – Leading industry keynote speakers, presenting companies, investor one-on-one meetings and networking opportunities for growth companies, private investors, fund managers and institutional participants.

Date: September 8–10, 2025 | Venue: Lotte New York Palace Hotel, New York, NY

ArcStone-Kingswood Growth Summit 2025 – A premier Canadian growth conference for companies and investors, the event brings public companies driving capital markets growth and institutional investors across Canada and the US, highlighting innovation across sectors.

Date: September 18, 2025 | Venue: The St. Regis Toronto, ON

ZenaTech European Investor Roadshow – Frankfurt, Munich, Berlin– ZenaTech’s CEO Shaun Passley, Ph.D., and VP of Corporate Development Linda Montgomery will meet with institutional investors, family offices, and media across three German financial hubs to discuss the company’s growth strategy. Those interested in scheduling a meeting can contact the ZenaTech IR team at investors@zenatech.com.

Dates: September 22–26, 2025 | Venues: Frankfurt, Munich, Berlin,

LD Micro Main Event XIX – The premier micro-cap conference features corporate presentations, panel discussions, and networking opportunities. Renowned for connecting high-potential microcap companies with institutional investors, the event provides a dynamic platform for one-on-one meetings and presentations across sectors such as AI, robotics, and advanced technology.

Date: October 19–21, 2025 | Venue: Hotel del Coronado, San Diego, CA

Stocktoberfest Presented by StockTwits– A dynamic gathering of traders, creators, and investors designed to foster meaningful conversations around retail investor engagement, market trends, and storytelling in the digital age.

Date: October 20–22, 2025 | Venue: Hotel del Coronado, Coronado, CA

Maxim Group 2025 Growth Summit – A multi-sector investor event connecting emerging growth companies with institutional and retail investors, featuring interactive sessions and networking opportunities across technology, healthcare, and other high-growth sectors.

Date: October 22–23, 2025 | Venue: Hard Rock Hotel, New York, NY

To participate or book a one-on-one meeting with ZenaTech representatives at one of these events, please refer to the conference website links.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.